Reply to the Attention of	Herbert (Herb) I. Ono
Direct Line	604.691.7493
Direct Fax	604.893.2398
Email Address	herbert.ono@mcmillan.ca
Our File No.	17309L-216647
Date	April 11, 2013

Via EDGAR Correspondence

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.

United States of America 20549-4628

Attention:        Sonia Bednarowski

Dear Sirs/Mesdames:

Re:	Vitran Corporation Inc.
Amendment No. 1 to Preliminary Proxy Statement on
Schedule 14A
Filed: April 10, 2013
SEC File No.: 001-32449

As you know, we are Canadian counsel to Vitran Corporation Inc. (“Vitran” or the “Company”). We understand that the Securities and Exchange Commission (the “SEC”) has asked the Company to allow its shareholders to vote “for” or “against”, or to abstain from voting, in connection with the resolutions to elect directors and appoint the auditors. We further understand that the concern regarding how shareholders vote with respect to the election of directors is based on the fact that the Company has a majority voting policy.

As you know, although Vitran has ceased to qualify as a foreign private issuer (as defined in Rule 3b-4 under the Securities Exchange Act of 1934, as amended), it continues to be incorporated under the Business Corporations Act (Ontario) (the “Act”).

The regulations under the Act (the “Regulations”) impose specific requirements relating to the form of proxy which the Company must use in soliciting votes at its annual shareholders’ meeting. Section 27(4) of the Regulations provides that a form of proxy shall provide “a means for the shareholder to specify that the shares registered in the shareholder’s name shall be voted for or against” each matter to be put before a meeting “other than the appointment of an auditor, the remuneration of the auditor and the election of directors”. Section 27(6) of the Regulations then provides as follows:

“A form of proxy shall provide a means for the shareholder to specify that the shares registered in the shareholder’s name shall be voted or withheld from voting in respect of the appointment of an auditor, the remuneration of the auditor or the election of directors.”

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April 11, 2013 Page 2

Similarly, sections 9.4(4) and 9.4(6) of National Instrument 51-102 – Continuous Disclosure Obligations (“NI 51-102”), which is a regulation of the securities legislation of each of the securities regulatory authorities in Canada, are identical in substance to sections 27(4) and (6) of the Regulations, respectively.

Accordingly, if the Company were to comply with the SEC’s request, it would be required to breach the Act and NI 51-102.

Furthermore, we would note that the very reason for a majority voting policy in Canada is because shareholders of Canadian incorporated companies cannot register an “against” vote with respect to the election of directors, and are compelled to vote under a plurality voting standard requiring a vote “for” or “withheld”. Under a majority voting policy, “withheld” votes are, in effect, counted as “against” votes. We note the following discussion from a request for comments from the Toronto Stock Exchange at the time it was proposing a rule (which is now in effect for listed companies) compelling listed companies such as Vitran to adopt a majority voting policy or explain why it has not done so:

“When a majority voting policy is adopted, a plurality voting standard still applies, and security holders generally vote “for” or “withhold” for each individual board nominee. However the number of “withhold” votes are considered “against” votes and counted as part of the total votes cast. A typical majority voting policy provides that a director who receives a majority of “withhold” votes must tender his/her resignation, and the board will generally accept that resignation, absent exceptional circumstances, and publicly announce its decision by news release.”

In conclusion, Vitran is not in a position to solicit proxies in connection with the election of directors or the appointment of auditors unless it complies with the plurality voting standard imposed on it under the Act and NI 51-102.

Finally, as discussed, in order to accommodate space limitations in the proxy form, Vitran has been requested by Computershare Investor Services Inc., in its capacity as Vitran’s transfer agent, to shorten the title to Proposal No. 5; the narrative description of Proposal No. 5 in the proxy form remains unchanged. As amended, Proposal No. 5 would read as follows (the proposed amendment has been underlined for your convenience of reference):

“5. Resolution Approving By-Law No. 8, other than Sections 4.16 (Resolution 6) and 10.5 (Resolution 7)

Approval of a resolution confirming By-Law No. 8 (other than the elimination of the ‘casting’ vote in favour of the Chair of the meeting of the board of directors and the adoption of advance notice provisions with respect to the nomination of directors, which are the subjects of resolutions 6 and 7, respectively) as the new general by-law of the Company, which new general by-law effects changes to the previous by-laws that are primarily ministerial in nature.”

April 11, 2013 Page 3

We attach for your reference the full text of the amended proxy form. If acceptable to Staff, the Company proposes to reflect the foregoing amendment to Proposal No. 5 of the proxy form in the definitive proxy materials on Schedule 14A.

Yours truly,

/s/ Herbert I. Ono

Herbert (Herb) I. Ono

HIO/

Attention:	Fayaz Suleman
CFO, Vitran Corporation Inc.

Computershare 9th Floor, 100 University Avenue Toronto, Ontario M5J 2Y1 www.computershare.com

Security Class Holder Account Number	COMMON

Form of Proxy – Annual General and Special Meeting to be held on May 15, 2013

This Form of Proxy is solicited by and on behalf of Management.

Notes to proxy

1.	Every holder has the right to appoint some other person or company of their choice, who need not be a shareholder, to attend and act on their behalf at the meeting or any adjournment or postponement thereof. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).

2.	If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated.

3.	This proxy should be signed in the exact manner as the name appears on the proxy.

4.	If this proxy is not dated in the space provided (see reverse), it will be deemed to bear the date on which it is mailed by Management to the holder.

5.	The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted FOR all of the resolutions set forth in this proxy (see reverse).

6.	The securities represented by this proxy will be voted or withheld from voting, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.

7.	This proxy confers discretionary authority in respect of amendments or variations to matters identified in the Notice of Meeting or other matters that may properly come before the meeting or any adjournment or postponement thereof.

8.	This proxy should be read in conjunction with the accompanying documentation provided by Management.

Proxies submitted must be received by 4:30 p.m., Toronto time, on May 13, 2013.

Appointment of Proxyholder I/We being holder(s) of common shares of Vitran		Print the name of the person
Corporation Inc. (the “Company”) hereby appoint: William S. Deluce, the Interim President and Chief Executive Officer of the Company, or failing this person, Richard D. McGraw, a director of the Company	OR	or company you are appointing if this person or company is someone other than the Management Nominees listed herein.

as my/our proxyholder with full power of substitution and to vote in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual General and Special Meeting of VITRAN CORPORATION INC. to be held at the offices of the Company, 185 The West Mall, Suite 701, Toronto, Ontario, M9C 5L5 on May 15, 2013 at 4:30 p.m., Eastern Standard Time, and at any adjournment thereof.

1. Election of Directors

	For	Withhold		For	Withhold

01. Richard D. McGraw	☐	☐	02. William S. Deluce	☐	☐

03. John R. Gossling	☐	☐	04. Georges L. Hébert	☐	☐

05. David S. McClimon	☐	☐

		For	Withhold
2. Appointment of Auditors

Appointment of KPMG LLP as Auditors of the Company and authorizing the directors of the Company to fix their remuneration.		☐	☐

	For	Against	Abstain
3. Advisory Vote on Compensation of Named Executive Officers

Advisory resolution to approve the compensation of the named executive officers as disclosed in the accompanying Management Information Circular.	☐	☐	☐

	For	Against	Abstain
4. Amended and Restated Stock Option Plan

Approval of the Company’s amended and restated option plan as described in the accompanying Management Information Circular.	☐	☐	☐

	For	Against	Abstain
5. Resolution Approving By-Law No. 8, other than Sections 4.16 (Resolution 6)and 10.5 (Resolution 7)

Approval of a resolution confirming By-Law No. 8 (other than the elimination of the ‘casting’ vote in favour of the Chair of the meeting of the board of directors and the adoption of advance notice provisions with respect to the nomination of directors, which are the subjects of resolutions 6 and 7, respectively) as the new general by-law of the Company, which new general by-law effects changes to the previous by-laws that areprimarily ministerial in nature.

	For	Against	Abstain
6. Resolution Approving Section 4.16 of By-Law No. 8, which eliminates the Chair’s casting vote

Approval of a resolution confirming Section 4.16 of By-Law No. 8, which effects a change to the previous by-laws of the Company to eliminate the second or ‘casting’ vote in favour of the Chair of the meeting of the board of directors of the Company if there is a tie in the votes cast by directors at such meeting.	☐	☐	☐

	For	Against	Abstain
7. Resolution Approving Section 10.5 of By-Law No. 8, which provides for the adoption of advance notice provisions

Approval of a resolution confirming Section 10.5 of By-Law No. 8, which effects a change to the previous by-laws of the Company to provide for advance notice provisions with respect to the nomination of directors.	☐	☐	☐

Each of resolutions 5, 6 and 7 is mutually conditioned upon the approval of all three resolutions as set forth in the accompanying Management Information Circular.

Authorized Signature(s) - This section must be completed for your instructions to be executed. I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.	Signature(s)	Date

Interim Financial Statements - Mark this box if you would like to receive interim financial statements and related Management’s Discussion and Analysis by mail	☐	Annual Report - Mark this box if you would like to receive the Annual Report and related Management’s Discussion and Analysis by mail.	☐

If you are not mailing back your proxy, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist.